Buenos Aires, December 14th, 2018

To:

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Relevant Event. Appointment of CEO and CFO.

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform that the Board of Directors of the Company, in its meeting held on the date hereof, has appointed Mr. Gustavo Mariani as the Chief Executive Officer (CEO) and Mr. Gabriel Cohen as the Chief Financial Officer (CFO).

Moreover, Mr. Marcos Marcelo Mindlin continues as the Chairman of the Board of Directors of the Company.

Sincerely,

María Agustina Montes

Head of Market Relations

Pampa Energía S.A.